F O R    I M M E D I A T E    R E L E A S E



                        PRESS RELEASE


                                      February 11, 1994
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


          HEALTH CARE REIT, INC. ANNOUNCES FINANCINGS

       Toledo, Ohio, February 11, 1994....Health Care REIT, Inc.
(NYSE/HCN) announced that it has closed three operating leases relating to primary care facilities located in the Chicago, Illinois and Dayton, Ohio areas. The Company has advanced $2.3 million for the three facilities with a commitment to fund up to a total of $8.9 million. The facilities are owned by HealthSpring, Inc., formerly known as American Health Care Groups, Inc., based in Reston, Virginia. HCN has a commitment to invest up to a total of $20 million in health care facilities owned or operated by HealthSpring, Inc.

       Additionally, the Company converted its lease to first mortgage financing for a 90-bed nursing home in Connecticut owned by Brian J. Foley and operated by Fowler Nursing Center, Inc. The net additional financing amounted to $2.2 million for a total new investment of $5.8 million.

       Health Care REIT, Inc. is a real estate investment trust which invests in health care properties, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, rehabilitation centers, primary care facilities and psychiatric hospitals.











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